Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

Gammon Gold to Release 2009 Year End Financial Results on March 30, 2010

Halifax, February 23, 2010: Gammon Gold Inc. (“Gammon Gold”) (TSX:GAM and NYSE:GRS) is pleased to announce that the Company’s audited quarterly and year-end financial results for the three month and twelve month period ended December 31, 2009 will be released before the market opens on Tuesday, March 30, 2010. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Tuesday, March 30, 2010 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

•	Canada & US Toll Free:	1-(888) 231-8191
•	International & Toronto:	1-(647) 427-7450

When the Operator answers please ask to be placed into the Gammon Gold Fourth Quarter and Year End 2009 Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2975940

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, April 6, 2010 by dialing the appropriate number below:

•	Local Toronto Participants: 1-416-849-0833	Passcode: 58806907#
•	North America Toll Free: 1-800-642-1687	Passcode: 58806907#

Archive Webcast:

The webcast will be archived for 365 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2975940 or via the Company’s website at www.gammongold.com.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

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